Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated April 17, 2023, except for the effects of the stock split and discontinued operations as described in Note 1, for which the date is August 24, 2023, with respect to the consolidated balances sheet of the Company as of December 31, 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, which appears in the Amendment No. 1 to the Annual Report on Form 10-K/A of the Company for the year ended December 31, 2023, which was filed on June 3, 2024. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in this Form S-3.

/s/ dbbmckennon (Firm No. 3501)

Newport Beach, California

June 3, 2024